Mail Stop 0510

      April 21, 2005

via U.S. mail and facsimile

Mr. John R. Nieser
Chief Financial Officer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX  77027

	RE:	Form 10-K for the fiscal year ended December 31, 2004


		File No. 1-14472

Dear Mr. Nieser:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 - Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Income (Loss), page 68

2. We have reviewed your response to comment 4. You indicate you are in discussions with Locke Liddell & Sapp, in addition to your audit committee and PricewaterhouseCoopers, LLP, regarding your recognition of the amounts reflected in other comprehensive income at gross, and not net, amounts. Please tell us the results of those discussions and the basis for the conclusion you reached.

Note 11 - Stockholders Equity

Employee Stock Purchase Plan, page 93

3. We have reviewed your response to comment 15. Based upon your original disclosure, it appears that your employees purchase common stock at the lower of the beginning or end of year market value, less
a 15% discount.  Paragraphs 26 and 27 of FIN 44 state that as long as
the exercise price on the grant date of the option is no less than
85
percent of the stock price on that date, the discount is considered reasonable for purposes of determining whether the plan is noncompensatory. Please tell us how your policy complies with this requirement in FIN 44.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. John R. Nieser
April 21, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE